FAMOUS DAVE’S OF AMERICA, INC.
12701 WHITEWATER DRIVE, SUITE 200
MINNETONKA, MN 55343
T 952-294-1300 F 952-294-1323 www.famousdaves.com
May 2, 2006
VIA EDGAR & FEDERAL EXPRESS
David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Re:	Famous Dave’s of America, Inc. (the “Company”) Form 10-K for Fiscal Year Ended January 1, 2006 Filed March 17, 2006 Commission File No. 0-21625
Dear Mr. Humphrey:
This letter will respond on behalf of the Company to your comment letter dated April 11, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for fiscal year ended January 1, 2006 (the “Form 10-K”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.
Overview, page 23
1.	Refer to your revenue recognition policy for franchise area development fees disclosed in MD&A and Note 1 on page F-12 to the audited financial statements. We note you recognize the entire $10,000 area development fee upon signing of the area development agreement, due to the fact that the fee is non-refundable. We also note the continued and expected growth in the number of your franchisees in each fiscal year. We believe this fee should be recognized over the life of the franchise agreement due to the benefit of having received an upfront payment to provide secure territory coverage to your franchisee over the term

David R. Humphrey
Accounting Branch Chief, Division of Corporation Finance
Securities and Exchange Commission

of the agreement, for which you will receive royalties based on franchise sales. As the revenue source of area development fees will continue to grow in proportion with the expansion of new franchisees and may be significant to your revenue generating operations, tell us the consideration given to revising your accounting policy, in future filings, to amortize these fees over the life of the agreement. Your response should also address the guidance provided in SAB Topic 13A.3(f). We may have additional comment after review of your response.
We have reviewed our policy for recognition of area development fees and respectfully submit the following explanation for our determination that the recognition of the entire $10,000 area development fee upon signing of an area development agreement is appropriate.
In accordance with FASB Concepts Statement No. 5 (As Amended), Recognition and Measurement in Financial Statements of Business Enterprises, revenues and gains of an enterprise are generally measured by the exchange values of the assets (goods or services) or liabilities involved, and recognition involves consideration of two factors (a) being realized or realizable and (b) being earned. Revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.
The area development fee is paid by an area developer primarily in consideration of costs incurred and services provided by the Company prior to, and in anticipation of, the execution of the area development agreement. Prior to the execution of an area development agreement, the Company performs certain services intended to culminate in the execution of the area development agreement, including, but not limited to, the following: (a) the Company engages in substantial market analysis of the area expected to be the subject of the agreement, (b) the Company hosts the potential area developer at the Company’s headquarters for a multi-day mutual evaluation of the anticipated business relationship, (c) the Company’s executive leadership travels to the prospective area developer’s existing business operations to conduct an evaluation of current business performance, and (d) the Company conducts substantial investigations of the prospective area developer’s background in business and finance. All of these services are completed in anticipation of the execution of an area development agreement and culminate in the execution of the agreement and the payment of the applicable area development fee.
Following the execution of an area development agreement, the Company has no continuing performance obligations under that agreement and instead incurs new obligations under location-specific franchise agreements yet to be executed, making the area development agreement a separate and distinct earnings and performance process. As is noted in SAB Topic 13, deferral of revenue is only appropriate if an upfront fee

David R. Humphrey
Accounting Branch Chief, Division of Corporation Finance
Securities and Exchange Commission

does not represent the culmination of a separate earnings process. Considering the specific facts and circumstances of the Company’s area development agreement structure, we believe the area development fee represents the culmination of an earning process separate from the obligations and earnings that occur after the execution of the agreement.
Further, we do not believe the revenue source of area development fees will necessarily grow to be significant to our revenue generating operation. Rather, because the revenue source of area development fees is dependent upon the availability of areas to be developed, as more area development agreements are executed by the Company, and therefore the amount of available territory diminishes, we expect that the amount of area development fees as a proportion of the Company’s revenue will decrease.
As noted above, after performance under an area development agreement is complete, the Company establishes a new relationship and incurs new performance obligations under site-specific franchise agreements as they are executed. The franchise agreement is distinct from an area development agreement first in that the franchise agreement is typically executed by an entity other than that which executed the area development agreement. The franchise agreement governs the ongoing performance of the Company (as franchisor) and a party designated by the area developer (as franchisee) with respect to a specific franchised location while the area development agreement requires no ongoing active obligations for the Company after execution. Fees associated with the franchise agreement are paid by the designated franchisee upon the execution of a franchise agreement as partial consideration for the franchise support provided by the Company as franchisor to a specific franchise restaurant, whereas the fee associated with the area development agreement is a one-time, non-refundable fee paid by the area developer in consideration of the services performed in preparation for the execution of the area development agreement. Under the franchise agreement, the Company earns ongoing income from the franchisee in the form of royalty payments based on franchise sales while no such ongoing payments are received from the area developer under the area development agreement.
An additional distinction between the area development agreement and the franchise agreement is the life-span of each type of agreement. The life-span of the area development agreement is dependent upon the pace at which the scheduled franchise agreements are executed. The area development agreement sets out a development schedule pursuant to which future franchise restaurants are intended to be opened, however the payment of the area development fee is not dependent upon the time allotted for franchise openings and is not refunded to the area developer regardless of whether the contemplated franchises are opened more or less quickly than originally scheduled. The area development agreement is of an indeterminate duration and the area development fee is non-refundable to the area developer regardless of the timing of any future

David R. Humphrey
Accounting Branch Chief, Division of Corporation Finance
Securities and Exchange Commission

performance or non-performance. Additionally, because the fee paid represents the culmination of an independent earnings process, as is described in more detail above, it would be similarly accounted for regardless of its refundablity.
The territory identified in the area development agreement is, by design, eroded over the course of the agreement and replaced by the location-specific territory protections contained in the franchise agreements for developed restaurants. Therefore, we believe the area development fee should not be viewed as consideration for area exclusivity over a defined period of time, but rather as consideration for services provided in preparation for the execution of the area development agreement, the terms of which are superseded and replaced by the more specific terms of franchise agreements as they are executed.
For the above stated reasons, the Company believes that area development fees should be recognized in full upon the signing of the area development agreement.
Results of Operations, page 25
2.	Refer to the table on page 26. The line item captioned “Restaurant costs and expenses” and the subtotal captioned “Income from restaurant operations” are non-GAAP financial measures. As such, they are subject to the requirements of FR-65 and the related guidance made available by the Division of Corporate Finance. We note the importance of brand awareness, growth, location, purchasing information systems, human resources and training and customer satisfaction programs to your overall revenue growth and profitability. For that reason, we believe that the expenses related to the corporate and administrative functions that facilitate that growth should be included in any measure of profitability or performance. Please omit the above-referenced non-GAAP measures from your filed reports and focus your performance and profitability discussions on “operating income” and other GAAP measures. Please note the related staff comments cited in our comment letter dated November 9, 2004. These comments were intended to also apply to numerical presentations and tables of this type.
In order to include the expenses related to the corporate and administrative functions that facilitate growth in our presentation and discussion of profitability and performance, we will omit the line item captioned “Restaurant costs and expenses” and the subtotal captioned “Income from restaurant operations” from future filings and focus our performance and profitability discussions on “operating income” and other GAAP measures.

David R. Humphrey
Accounting Branch Chief, Division of Corporation Finance
Securities and Exchange Commission

Fiscal Year 2005 Compared to Fiscal Year 2004, page 27
Other Income (Expense), Net
3.	We note this category includes gains (losses) from disposal or write-off of property. In accordance with the guidance in paragraph 45 of SFAS 144 as well as footnote 68 in Staff Accounting Bulletin No. 104 (Topic 13), you should classify gains (losses) from the sale of assets within operating income (loss) in the consolidated statements of operations. Please revise accordingly in future filings.
In accordance with the guidance in paragraph 45 of SFAS 144 as well as footnote 68 in Staff Accounting Bulletin No. 104 (Topic 13), in future filings we will classify gains (losses) from the sale of assets as a separate line item within operating income (loss) in the consolidated statements of operations.
Payments Due by Period, page 36
4.	In order to increase the transparency of cash flows, we believe you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may determine the appropriate methodology used to estimate these interest payments. Your methodology should be explained in a footnote to the table.
In order to increase the transparency of cash flows, we will include scheduled interest payments in the Payments Due by Period Table in future filings. Our methodology for estimating the interest payments on variable-rate instruments will be explained in a footnote to the table.
Financial Statements
Note 1. Nature of Business and Significant Accounting Policies
Variable Interest Entities, page F-13
5.	You state that you do not provide financial support to franchisees in your typical franchise relationship, that these relationships are not considered to be variable interests, and that the entities were not consolidated upon adoption of FIN 46. We note your various transactions with Martin O’Dowd, your former president and CEO, as described on page F-21. Please discuss these arrangements and explain your conclusions regarding the appropriate accounting to be applied to them, in greater detail.

David R. Humphrey
Accounting Branch Chief, Division of Corporation Finance
Securities and Exchange Commission

On October 5, 2001, the Company granted Martin O’Dowd, the Company’s former President and CEO, a two-year exclusive option to develop franchise units in North Carolina beginning in October 2004. This option generally precluded the Company’s development of owned or franchised restaurants in North Carolina before the expiration of the option. Upon exercise, the option permitted Mr. O’Dowd to develop the franchise units in exchange for a royalty fee.
On May 19, 2003, Martin O’Dowd resigned as President and CEO of Famous Dave’s of America, Inc. Pursuant to an agreement governing Mr. O’Dowd’s separation from the Company, the Company allowed Mr. O’Dowd to exercise the option at any time following May 19, 2003 in exchange for Mr. O’Dowd agreeing to a minimum development schedule.
In September, 2003, four months after Mr. O’Dowd’s separation from the Company, the Company negotiated a purchase agreement (the “Purchase Agreement”) pursuant to which Mr. O’Dowd agreed to relinquish his interests in the North Carolina market and acquire the Company’s three Atlanta area restaurants. The three restaurants were to be sold to Famous Ribs of Georgia, LLC, an entity for which Mr. O’Dowd serves as Managing Member. On November 17, 2003, the transaction contemplated by the Purchase Agreement was closed and the three Atlanta area restaurants were sold to Famous Ribs of Georgia, with ownership of the assets passing through to Famous Ribs of Marietta, Famous Ribs of Alpharetta and Famous Ribs of Snellville, each a limited liability company managed by Mr. O’Dowd. The assets were sold at fair market value in an arms-length transaction between independent businesses and the purchase price for the assets was in part paid by the assumption of a promissory note by the four businesses as a collective borrower. In connection with the transaction, Mr. O’Dowd entered into franchise agreements with the Company related to the purchase and subsequent operation of the three restaurants and entered into an area development agreement governing the development of additional franchised restaurants in defined areas of Georgia. The Company obtained a fairness opinion regarding the transaction from an independent firm.
At the time the Company negotiated and entered into the Purchase Agreement and closed the transaction contemplated thereby, and at all times thereafter, Famous Ribs of Georgia, Famous Ribs of Marietta, Famous Ribs of Alpharetta and Famous Ribs of Snellville were and have remained independent businesses.
The Company reviewed FASB Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities, in relation to the transactions with Mr. O’Dowd’s entities and concluded that Mr. O’Dowd’s entities did not, and do not, meet the definition of a variable interest entity as defined

David R. Humphrey
Accounting Branch Chief, Division of Corporation Finance
Securities and Exchange Commission

in paragraph 5 of FIN 46R. This conclusion was reached because the Company did not participate in the design of the entities, the sufficiency of the equity at risk, as described in paragraph 5(a), was sufficient, which was determined utilizing both a qualitative assessment and a quantitative analysis, and the characteristics in paragraphs 5(b) and 5(c) were not lacking.
The Company’s conclusion was, and continues to be, that Mr. O’Dowd’s entities are not variable interest entities and the Company should not consolidate the entities. The Company accounts for the note receivable as an asset and records interest income on the note. All payments due as related to the note have been made.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures contained in its filings, (ii) staff comments or any changes to disclosures contained in filings reviewed by the staff in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Upon review of this response letter, if you have any additional questions or comments concerning the Company or the Form 10-K, or if you wish to discuss any the responses, please do not hesitate to contact the undersigned at (952) 294-1300.
Very Truly Yours,
/s/ Diana G. Purcel

Diana G. Purcel
Chief Financial Officer